Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2018 First Quarter Results

Highlights

●	First quarter 2018 revenues of $31.1 million net of $42 thousand million attributed to the non-cash impact of warrants, compared to $27.1 million net of $938 thousand attributed to the non-cash impact of warrants in the prior year period.
●	First quarter GAAP operating income of $0.09 million, or 0.3% of revenues; non-GAAP operating income of $1.7 million, or 5.5% of revenues.
●	First quarter GAAP net income of $565 thousand, or $0.02 per diluted share; non-GAAP net income of $2.1 million, or $0.06 per diluted share.
●	Newly introduced Avalanche HD6 system and upgrade sales ahead of expectations; received significant orders from current and prospective customers.

Rosh-Ha`Ayin, Israel – May 8, 2018 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the first quarter ended March 31, 2018.

Non-GAAP figures in today’s press release are presented using a different methodology compared to previous periods as a result of comments from the US Securities and Exchange Commission. These changes also impact the Company's guidance methodology.

Revenues for the first quarter of 2018 were $31.1 million, which represents a 14.8% increase compared to the prior year period of $27.1 million. The non-cash impact of the warrants deducted from the revenues was $42 thousand in the first quarter of 2018 compared to $938 thousand in the first quarter of 2017. Higher revenue in the quarter was attributable to growth in both Products and Services.

GAAP net income in the first quarter of 2018 was $565 thousand, or $0.02 per diluted share, compared to GAAP net loss of $(1.7) million, or $(0.05) per diluted share in the first quarter of 2017. On a non-GAAP basis net income was $2.1 million, or $0.06 per diluted share, compared to prior-year non-GAAP net loss of $(547) thousand, or $(0.02) per diluted share.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “We are pleased to report an exceptionally strong start to the year, with sales and operating margins both ahead of our expected guidance range. Growth in the quarter was broad based and included a diversity of customers and product categories, led by faster-than-expected customer adoption of Avalanche HD systems and upgrades, which exceeded $5 million in orders in the first quarter. We are also very pleased to report that to date in the second quarter, we have received orders for an additional $10 million of Avalanche HD systems and upgrades. As we look to the balance of the year, we are poised for our momentum to continue, supported by the launch of the Storm HD and a large-scale customer program, which is resuming deliveries in the second quarter.”

First Quarter Results of Operations

Kornit reported first quarter revenues, net of the non-cash impact of warrants, of $31.1 million, compared with the prior-year period level of $27.1 million. The total non-cash impact of the warrants deducted from revenues was $42 thousand in the first quarter of 2018 and $938 thousand in the first quarter of 2017. Higher revenue in the quarter was attributable to growth in both Products and Services, in particular, strong adoption of the Avalanche HD6 and upgrades.

On a GAAP basis, first quarter gross profit was $15.4 million, compared with $11.9 million, in the prior-year period. Non-GAAP gross profit in the first quarter was $15.6 million, or 50.0% of revenues compared with $12.1 million, or 44.5% gross margin in the first quarter of 2017. Higher gross margins primarily reflected a favorable product mix compares to first Quarter of 2017 and an increase in system's upgrade revenues.

On a GAAP basis, total operating expenses in the first quarter were $15.3 million, compared to $13.2 million in the prior year period. Non-GAAP operating expenses in the first quarter increased to $13.9 million, or 44.5% of revenues, compared to $12.0 million, or 44.2% of revenues in the prior year period. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out and was specifically impacted by costs associated with increased headcount expenses.

First quarter GAAP research and development expenses were $5.3 million, compared to the prior-year period of $4.8 million. First quarter non-GAAP research and development expenses were $5.1 million, or 16.4% of revenues, compared to $4.7 million, or 17.2% of revenues in the prior-year period.

First quarter GAAP selling and marketing expenses were $5.8 million, compared to the prior-year period of $5.6 million. First quarter non-GAAP selling and marketing expenses were $5.4 million, or 17.3% of revenues, compared to $4.9 million, or 18.2% of revenues in the prior-year period.

First quarter GAAP general and administrative expenses were $4.0 million, compared to the prior-year period of $2.8 million. First quarter non-GAAP general and administrative expenses were $3.4 million, or 10.8% of revenues, compared to $2.4 million, or 8.8% of revenues in the prior-year period.

On a GAAP basis, first quarter operating income was $92 thousand, compared to the prior year period operating loss of $(1.3) million. Non-GAAP operating income in the first quarter increased to $1.7 million, compared to $94 thousand in the prior year period. As a percent of revenues, adjusted operating margin for the first quarter was 5.5% of revenues, compared with 0.3% of revenues in the first quarter of 2017.

On a GAAP basis, the Company reported net income of $565 thousand, or $0.02 per diluted share, compared to a net loss of $(1.7) million, in the first quarter of 2017. Non-GAAP net income for the first quarter of 2018 was $2.1 million, or $0.06 per diluted share, compared to a net loss of $(547) thousand, or $(0.02) per diluted share in the prior year period.

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Balance Sheet and Cash Flow

At March 31, 2018, the Company had cash, cash equivalent, short term deposits and marketable securities of $98.2 million. Cash flow from operating activity for first quarter 2018 was $1.8 million.

Second Quarter 2018 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-239-9838 or +1-323-794-2551. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 9100005.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 9100005. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, May 8, 2018, and will last through 11:59 p.m. ET on Tuesday, May 22, 2018. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's final prospectus filed with the U.S. Securities and Exchange Commission on January 26, 2018. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude, share-based compensation expenses, acquisition related costs, restructuring expenses and amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)
Revenues
Products	$26,758	$24,630
Services	4,362	2,472
Total revenues	31,120	27,102

Cost of revenues
Products	11,039	12,083
Services	4,692	3,124
Total cost of revenues	15,731	15,207

Gross profit	15,389	11,895

Operating expenses:
Research and development	5,272	4,780
Selling and marketing	5,849	5,558
General and administrative	4,028	2,837
Restructuring expenses	148	-
Total operating expenses	15,297	13,175
Operating income (loss)	92	(1,280)
Financial income (expenses), net	533	(296)
Income (loss) before taxes on income	625	(1,576)
Taxes on income	60	161
Net income (loss)	565	(1,737)

Basic net income (loss) per share	$0.02	$(0.05)

Weighted average number of shares used in computing basic net income (loss) per share	34,269,217	32,658,344

Diluted net income (loss) per share	$0.02	$(0.05)

Weighted average number of shares used in computing diluted net income (loss) per share	34,729,450	32,658,344

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)

GAAP cost of revenues	$15,731	$15,207
Share-based compensation (1)	(148)	(144)
Intangible assets amortization (2)	(25)	(25)
Non-GAAP cost of revenues	$15,558	$15,038

GAAP gross profit	$15,389	$11,895
Gross profit adjustments	173	169
Non-GAAP gross profit	$15,562	$12,064

GAAP operating expenses	$15,297	$13,175
Share-based compensation (1)	(1,057)	(794)
Intangible assets amortization (2)	(241)	(411)
Restructuring expenses	(148)	-
Non-GAAP operating expenses	$13,851	$11,970

GAAP Taxes on income	$60	$161
Tax effect on to the above non-GAAP adjustments	88	184
Non-GAAP Taxes on income	$148	$345

GAAP net income (loss)	$565	$(1,737)
Share-based compensation (1)	1,205	938
Intangible assets amortization (2)	266	436
Restructuring expenses	148	-
Tax effect on to the above non-GAAP adjustments	(88)	(184)
Non-GAAP net income (loss) (*)	$2,096	$(547)

GAAP diluted earning (loss) per share	$0.02	$(0.05)

Non-GAAP diluted earning (loss) per share	$0.06	$(0.02)

Weighted average number of shares

Weighted average number of shares used in computing diluted GAAP net earning (loss) per share	34,729,450	32,658,344

Weighted average number of shares used in computing diluted non GAAP net earning per share	35,005,677	34,159,770

(1) Share-based compensation
Cost of product	85	103
Cost of service	63	41
Research and development	174	117
Selling and marketing	228	220
General and administrative	655	457
	1,205	938
(2) Intangible assets amortization
Cost of product	25	25
Selling and marketing	241	411
	266	436

(*)	Non-GAAP net income has been updated from prior reports (a) to remove the adjustment for the non-cash impact of the warrants deducted from revenues, and (b) to reflect the tax efect of the non-GAAP adjustments.

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2018	December 31, 2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,782	$18,629
Short-term bank deposit	7,500	4,500
Marketable securities	9,890	5,537
Trade receivables, net	25,651	23,245
Inventory	29,471	34,855
Other accounts receivable and prepaid expenses	2,239	2,661
Total current assets	89,533	89,427

LONG-TERM ASSETS:
Marketable securities	66,060	68,835
Deposits and prepaid expenses	674	627
Severance pay fund	530	523
Deferred tax asset	884	564
Property and equipment, net	11,387	11,230
Intangible assets, net	1,809	2,076
Goodwill	5,092	5,092
Total long-term assets	86,436	88,947

Total assets	$175,969	$178,374

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,272	$12,439
Employees and payroll accruals	6,695	6,338
Deferred revenues and advances from customers	2,020	1,697
Other payables and accrued expenses	5,436	5,046
Total current liabilities	21,423	25,520

LONG-TERM LIABILITIES:
Accrued severance pay	1,159	1,232
Payment obligation related to acquisition	-	334
Other long-term liabilities	623	589
Total long-term liabilities	1,782	2,155

SHAREHOLDERS' EQUITY	152,764	150,699

Total liabilities and shareholders' equity	$175,969	$178,374
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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)
Cash flows from operating activities:

Net Income (loss)	$565	$(1,737)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,167	1,273
Fair value of warrants deducted from revenues	42	938
Share-based compensation	1,205	938
Amortization of premium on marketable securities	117	132
Decrease (increase) in trade receivables	(2,270)	7,226
Decrease (increase) in other receivables and prepaid expenses	417	(269)
Decrease (increase) in inventory	4,915	(5,936)
Increase in deferred taxes, net	(309)	(164)
Decrease (increase) in other long term assets	(45)	149
Decrease in trade payables	(5,146)	(209)
Increase in employees and payroll accruals	342	254
Increase (decrease) in deferred revenues and advances from customers	304	(1,082)
Increase in other payables and accrued expenses	887	877
Increase (decrease) in accrued severance pay, net	(80)	32
Increase in other long term liabilities	34	236
Foreign currency translation loss on inter company balances with foreign subsidiaries	(339)	(113)
Net cash provided by operating activities	1,806	2,545

Cash flows from investing activities:

Purchase of property and equipment	(482)	(895)
Investment in bank deposits	(3,000)	-
Proceeds from maturity of marketable securities	500	4,740
Purchase of marketable securities	(2,349)	(48,128)
Net cash used in investing activities	(5,331)	(44,283)

Cash flows from financing activities:

Proceeds from follow on offering, net	-	35,630
Exercise of employee stock options	531	475
Payment of contingent consideration	(900)	(1,400)
Net cash provided by (used in) financing activities	(369)	34,705

Foreign currency translation adjustments on cash and cash equivalents	47	14
Decrease in cash and cash equivalents	(3,894)	(7,033)
Cash and cash equivalents at the beginning of the period	18,629	22,789
Cash and cash equivalents at the end of the period	14,782	15,770

Non-cash investing and financing activities:

Purchase of property and equipment on credit	400	678
Inventory transferred to be used as property and equipment	591	322
Issuance expenses on credit	-	560

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